GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three and Nine Months Ended December 31, 2023 and December 31, 2022

(Expressed in US dollars)

(Unaudited)

GREENPOWER MOTOR COMPANY INC.

Consolidated Condensed Interim Financial Statements

(Expressed in US Dollars)
(Unaudited)

December 31, 2023

Unaudited Consolidated Condensed Interim Statements of Financial Position	3

Unaudited Consolidated Condensed Interim Statements of Operations and Comprehensive Loss	4

Unaudited Consolidated Condensed Interim Statements of Changes in Equity	5

Unaudited Consolidated Condensed Interim Statements of Cash Flows	6

Notes to the Unaudited Consolidated Condensed Interim Financial Statements	7 - 22

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Financial Position
As at December 31, 2023 and March 31, 2023
(Expressed in US Dollars)
(Unaudited)

	December 31, 2023	March 31, 2023
Assets
Current
Cash (Note 3)	$3,961,409	$600,402
Accounts receivable, net of allowances (Note 4)	3,921,063	10,406,906
Current portion of finance lease receivables (Note 5)	137,535	1,051,873
Promissory note receivable (Note 4)	-	159,171
Inventory (Note 6)	32,902,039	41,609,234
Prepaids and deposits	1,025,397	328,584
	41,947,443	54,156,170
Non-current
Finance lease receivables (Note 5)	1,077,701	1,918,483
Right of use assets (Note 7)	4,316,884	4,845,738
Property and equipment (Note 8)	2,412,203	2,604,791
Restricted deposit (Note 9)	410,098	-
Other assets	1	1
	$50,164,330	$63,525,183

Liabilities
Current
Line of credit (Note 10)	$7,686,591	$6,612,232
Accounts payable and accrued liabilities (Note 15)	2,336,591	7,316,267
Current portion of deferred revenue (Note 13)	8,206,961	8,059,769
Loans payable to related parties (Note 15)	2,838,245	3,287,645
Current portion of lease liabilities (Note 7)	686,723	669,040
Current portion of warranty liability (Note 18)	743,230	535,484
Current portion of deferred benefit of government assistance (Note 17)	18,986	18,374
Current portion of term loan (Note 17)	1,627	1,467
	22,518,954	26,500,278
Non-current
Deferred revenue (Note 13)	2,520,330	1,938,840
Lease liabilities (Note 7)	4,119,987	4,570,811
Other liabilities	27,841	34,265
Term loan (Note 17)	607,623	608,751
Deferred benefit of government assistance (Note 17)	653,625	667,967
Warranty liability (Note 18)	1,663,299	1,542,265
	32,111,659	35,863,177

Equity
Share capital (Note 11)	76,332,163	75,528,238
Reserves	14,270,673	13,066,183
Accumulated other comprehensive loss	(96,014)	(141,443)
Accumulated deficit	(72,454,151)	(60,790,972)
	18,052,671	27,662,006
	$50,164,330	$63,525,183

Nature and Continuance of Operations and Going Concern - Note 1
Subsequent Events - Note 20

Approved on behalf of the Board on February 12, 2024

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Operations and Comprehensive Loss
For the Three and Nine Months Ended December 31, 2023 and 2022
(Expressed in US Dollars)
(Unaudited)

	For the three months ended		For the Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022

Revenue (Note 16)	$8,157,931	$12,803,038	$34,178,949	$24,391,602
Cost of Sales (Note 7)	6,802,965	10,578,331	28,803,838	19,491,028
Gross Profit	1,354,966	2,224,707	5,375,111	4,900,574

Sales, general and administrative costs
Salaries and administration (Note 15)	2,323,305	1,782,750	6,404,331	5,162,709
Depreciation (Notes 7 and 8)	466,763	330,522	1,354,233	816,550
Product development costs	442,387	615,759	1,577,486	1,370,432
Office expense	457,684	318,508	1,178,011	539,610
Insurance	435,017	585,096	1,254,203	1,257,294
Professional fees	389,986	383,372	1,283,204	1,070,687
Sales and marketing	163,806	145,264	455,746	747,860
Share-based payments (Notes 12 and 15)	259,188	500,933	1,377,885	3,177,449
Transportation costs	51,651	107,251	174,824	171,091
Travel, accommodation, meals and entertainment	143,663	204,104	414,598	521,181
Allowance / (recovery) for credit losses (Note 4)	121,097	235,032	314,110	209,995
Impairment of finance lease receivable (Note 5)	423,267	-	423,267	-
Total sales, general and administrative costs	5,677,814	5,208,591	16,211,898	15,044,858

Loss from operations before interest, accretion and foreign exchange	(4,322,848)	(2,983,884)	(10,836,787)	(10,144,284)

Interest and accretion	(342,590)	(465,188)	(886,576)	$(1,112,485)
Other income (Note 16)	-	72,867	-	$72,867
Foreign exchange (loss) / gain	23,718	-	12,144	$(36)

Loss for the period	(4,641,720)	(3,376,205)	(11,711,219)	(11,183,938)

Other comprehensive income / (loss)
Cumulative translation reserve	30,711	52,372	45,429	(98,814)

Total comprehensive loss for the period	$(4,611,009)	$(3,323,833)	$(11,665,790)	$(11,282,752)

Loss per common share, basic and diluted	$(0.19)	$(0.14)	$(0.47)	$(0.48)
Weighted average number of common shares outstanding, basic and diluted	24,962,086	23,401,591	24,937,992	23,234,740

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Changes in Equity
For the Nine Months ended December 31, 2023 and 2022
(Expressed in US Dollars)
(Unaudited)

	Share Capital
	Number of			Accumulated other	Accumulated
	Common shares	Amount	Reserves	comprehensive loss	Deficit	Total

Balance, March 31, 2022	23,148,038	$70,834,121	$10,038,816	$(128,436)	$(46,359,308)	$34,385,193

Shares issued for cash	458,404	1,100,145	-	-	-	1,100,145

Share issuance costs	-	(86,005)	-	-	-	(86,005)

Shares issued for conversion of stock options	3,322	15,094	(6,333)	-	-	8,761

Share-based payments	-	-	3,177,449	-	-	3,177,449

Fair value of stock options forfeited	-	-	(593,818)	-	593,818	-

Cumulative translation reserve	-	-	-	(98,814)	-	(98,814)

Net loss for the period	-	-	-	-	(11,183,938)	(11,183,938)

Balance, December 31, 2022	23,609,764	$71,863,355	$12,616,114	$(227,250)	$(56,949,428)	$27,302,791

Balance, March 31, 2023	24,716,628	$75,528,238	$13,066,183	$(141,443)	$(60,790,972)	$27,662,006

Shares issued for cash	188,819	520,892	-	-	-	520,892

Share issuance costs	-	(14,904)	-	-	-	(14,904)

Shares issued for exercise of options	71,429	297,937	(125,355)	-	-	172,582

Fair value of stock options forfeited	-	-	(48,040)	-	48,040	-

Share based payments	-	-	1,377,885	-	-	1,377,885

Cumulative translation reserve	-	-	-	45,429	-	45,429

Net loss for the period	-	-	-	-	(11,711,219)	(11,711,219)

Balance, December 31, 2023	24,976,876	$76,332,163	$14,270,673	$(96,014)	$(72,454,151)	$18,052,671

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Cash Flows
For the Nine Months Ended December 31, 2023 and 2022
(Expressed in US Dollars)
(Unaudited)

	December 31	December 31
	2023	2022

Cash flows from (used in) operating activities
Loss for the period	$(11,711,219)	$(11,183,938)
Items not affecting cash
Allowance for credit losses	314,110	209,995
Depreciation	1,354,233	816,550
Share-based payments	1,377,885	3,177,449
Accretion and accrued interest	263,422	171,311
Gain on disposal of equipment	-	(72,867)
Impairment of finance lease receivable	423,627	-
Cash flow used in operating activities before changes in working capital	(7,977,942)	(6,881,500)

Changes in working capital:
Accounts receivable	6,614,903	(4,862,151)
Inventory	9,389,526	(13,334,969)
Prepaids and deposits	(696,813)	198,426
Finance lease receivables	74,926	244,927
Accounts payable and accrued liabilities	(4,979,676)	5,190,276
Deferred revenue	728,682	6,014,238
Warranty liability	627,638	716,704
	3,781,244	(12,714,049)

Cash flows from (used in) investing activities
Proceeds from disposal of property and equipment, net of fees	-	874,184
Purchase of property and equipment	(291,249)	(222,232)
Restricted deposit	(400,000)	-
Acquisition of assets from Lion Truck Body Inc.	-	(215,000)
	(691,249)	436,952

Cash flows from (used in) financing activities
(Repayment of) / loans from related parties	(449,400)	3,202,156
Proceeds from (repayment of) line of credit	1,074,359	2,211,892
Payments on lease liabilities	(789,796)	(164,561)
Promissory note receivable	30,111	-
Repayment of other liabilities	(6,424)	-
Proceeds from issuance of common shares	520,892	1,100,145
Equity offering costs	(14,904)	(86,005)
Proceeds from exercise of stock options	172,582	8,761
Term loan	(968)	-
	536,452	6,272,388

Foreign exchange on cash	(265,440)	(273,978)

Net increase (decrease) in cash	3,361,007	(6,278,686)
Cash, beginning of period	600,402	6,888,322
Cash, end of period	$3,961,409	$609,636

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three and Nine Months Ended December 31, 2023 and 2022
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

1. Nature and Continuance of Operations and Going Concern

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is a manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector.

The corporate office is located at Suite 240 - 209 Carrall St., Vancouver, Canada.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with our audited financial statements for the year ended March 31, 2023.

The Company's continuing operations are dependent upon its ability to raise capital and generate cash flows. As at December 31, 2023, the Company had a cash balance of $3,961,409, working capital, defined as current assets less current liabilities, of $19,428,489 accumulated deficit of $(72,454,151) and shareholder's equity of $18,052,671. These consolidated condensed interim financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory, collecting accounts receivable, utilizing the Company's operating line of credit and by seeking potential new sources of financing.

These consolidated condensed interim financial statements were approved by the Board of Directors on February 12, 2024.

2. Material Accounting Policies

Basis of presentation

GreenPower has applied the same accounting policies and methods of computation in its Consolidated Condensed Interim Financial Statements as in the annual audited financial statements for the year ended March 31, 2023, except for the following which either did not apply to the prior year or are amendments which apply for the current fiscal year.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three and Nine Months Ended December 31, 2023 and 2022
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Material Accounting Policies (Continued)

Adoption of accounting standards

Certain new accounting standards have been published by the IASB that are effective for annual reporting periods beginning on or after January 1, 2023, as follows:

   IFRS 17 - Insurance Contracts
   IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 (Disclosure of Accounting Policies)
   IAS 8 - Accounting policies, Changes in Accounting Estimates and Errors (Definition of Accounting Estimates)
   IAS 12 - Income taxes (Deferred tax related to assets and liabilities arising from a single transaction)

Amendments to these standards did not cause a change to the Company's financial statements.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB that are mandatory for the annual period beginning April 1, 2024. The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated condensed interim financial statements.

3. Cash

As at December 31, 2023 the Company has a cash balance of $3,961,409 (March 31, 2023 - $600,402) which is on deposit at major financial institutions in North America. The Company has no cash equivalents as at December 31, 2023 or at March 31, 2023.

4. Accounts Receivable and Promissory Note Receivable

The Company has evaluated the carrying value of accounts receivable and its promissory note receivable as at December 31, 2023 in accordance with IFRS 9 and has determined that an allowance against accounts receivable of $329,743 and an allowance against Promissory Note Receivable of $131,089 as at December 31, 2023 (March 31, 2023 - $139,370 and $0) is warranted.

5. Finance Lease Receivable

Greenpower's wholly owned subsidiaries San Joaquin Valley Equipment Leasing Inc. and 0939181 BC Ltd. lease vehicles to several customers, and as at December 31, 2023, the Company had a total of 8 (March 31, 2023 - 45) vehicles on lease that were determined to be finance leases and the Company had a total of 4 (March 31, 2023 - 1) vehicles on lease that were determined to be operating leases. Between March 31, 2023 and December 31, 2023, 37 vehicles previously under finance lease were repossessed (Note 19) and 2 finance leases reached maturity. During the three and nine months ended December 31, 2023, the Company entered into 2 finance leases and 3 operating leases (three and nine months ended December 31, 2022 - nil finance leases and nil operating leases).

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three and Nine Months Ended December 31, 2023 and 2022
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

5. Finance Lease Receivables (Continued)

As at December 31, 2023 the Company recognized an impairment of $423,267 on finance lease receivables. The impairment is related to a significant increase in credit risk associated with finance leases for five vehicles with one customer.

As at December 31, 2023, the remaining payments to be received on Finance Lease Receivables are as follows:

31-Dec-23
Year 1	$364,205
Year 2	364,205
Year 3	372,605
Year 4	346,200
Year 5	691,702
less: amount representing interest income	(923,681)
Finance Lease Receivable	$1,215,236
Current Portion of Finance Lease Receivable	$137,535
Long Term Portion of Finance Lease Receivable	$1,077,701

6. Inventory

The following is a listing of inventory as at December 31, 2023 and March 31, 2023:

	December 31, 2023	March 31, 2023

Work in Process and Parts	$16,036,373	$9,737,474
Finished Goods	16,865,666	31,871,760

Total	$32,902,039	$41,609,234

The Company's finished goods inventory is primarily comprised of EV Stars, EV Star Cab and Chassis, BEAST Type D school buses, and Nano BEAST Type A school buses. During the three months ended December 31, 2023, $5,645,273 of inventory was included in cost of sales (December 31, 2022 - $8,626,522). During the three and nine months ended December 31, 2023 there was a writedown of inventory totaling $408,651 related to 1 EV550, 3 EV Star Cargo, 25 EV Star and 10 EV Star CC, and there were no writedowns of inventory in the three and nine months ended December 31, 2022. During the nine months ended December 31, 2023, $25,506,204 of inventory was included in cost of sales (December 31, 2022 - $17,465,610).

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three and Nine Months Ended December 31, 2023 and 2022
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

7. Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets and Lease Liabilities in its consolidated statement of financial position for lease agreements that the Company has entered into that expire in more than one year at the inception of the leases. These leases are in a single class of Right of Use Assets, whose carrying value at December 31, 2023 was $4,316,884 (March 31, 2023 - $4,845,738).

Rental payments on the Right of Use Assets are discounted using an 8.0% rate of interest and capitalized on the Consolidated Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease.

For the three months ended December 31, 2023 the Company incurred interest expense of $93,162 (2022 - $95,770) on the Lease Liabilities, recognized depreciation expense of $190,563 (2022 - $187,704) on the Right of Use Assets and made total rental payments of $256,458 (2022 - $91,993). For the nine months ended December 31, 2023, the Company incurred interest expense of $287,250 (2022 - $135,044) on the Lease Liabilities, recognized depreciation expense of $592,985 (2022 - $384,328) on the Right of Use Assets and made total rental payments of $789,796 (2022 - $315,751).

GreenPower entered into a Contract of Lease-Purchase with the South Charleston Development Authority for a property located in South Charleston, West Virginia during the year ended March 31, 2023. The terms of the lease required no cash up front and monthly lease payments that start May 1, 2023. GreenPower is eligible for up to $1,300,000 forgiveness on the lease, calculated on a pro-rata basis for the employment of up to 200 employees by December 31, 2024. GreenPower is also eligible for additional forgiveness of $500,000 for every 100 employees above the first 200. Title to the property will be transferred to GreenPower once total lease payments and the amount of the forgiveness reach $6.7 million. The lease liability recorded for this lease at lease inception was not reduced to reflect contingently forgivable amounts due to the uncertainty of the attainment of employment levels required to realize these lease liability reduction benefits at the inception of the lease.

The following table summarizes changes in Right of Use Assets between March 31, 2023 and December 31, 2023:

Right of Use Assets, March 31, 2023	$4,845,738
Depreciation	(592,985)
Transfer to deposit	(5,000)
Additions during the period	69,131

Right of Use Assets, December 31, 2023	$4,316,884

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three and Nine Months Ended December 31, 2023 and 2022
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

7. Right of Use Assets and Lease Liabilities (continued)

The following table summarizes changes in Right of Use Assets between March 31, 2022 and March 31, 2023:

Right of Use Assets, March 31, 2022	$116,678
Additions	4,968,446
Additions in acquisition	448,512
Depreciation	(571,793)
Removal	(101,105)
Transfer to deposit	(15,000)

Right of Use Assets, March 31, 2023	$4,845,738

The following table shows the remaining undiscounted payments on lease liabilities, interest on lease liabilities and the carrying value of lease liabilities as at December 31, 2023.

31-Dec-23
1 year	$1,027,585
thereafter	$5,746,378
less amount representing interest expense	$(1,967,253)
Lease liability	$4,806,710
Current Portion of Lease Liabilities	$686,723
Long Term Portion of Lease Liabilities	$4,119,987

8.  Property and Equipment

The following is a summary of changes in Property and Equipment for the nine months ended December 31, 2023:

Property and Equipment, March 31, 2023	$2,604,791
plus: purchases	291,249
plus: transferred from inventory	275,378
less: depreciation	(761,798)
plus: foreign exchange translation	2,583
Property and Equipment, December 31, 2023	$2,412,203

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three and Nine Months Ended December 31, 2023 and 2022
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

8. Property and Equipment (continued)

The following is a summary of changes in Property and Equipment for the twelve months ended March 31, 2023:

Property and Equipment, March 31, 2022	$3,443,317
plus: purchases	355,992
plus: acquired in acquisition	268,252
less: sold	(801,317)
less: depreciation	(662,152)
plus: foreign exchange translation	699
Property and Equipment, March 31, 2023	$2,604,791

9. Restricted deposit

On June 23, 2023 the Company agreed to pledge a $400,000 term deposit as security for an irrevocable standby letter of credit issued by the commercial bank to an insurance company that is providing the Company with a surety bond to support the Company's importation of goods to the United States. The term deposit has a term of one year and earns interest at a fixed rate of 4.9%. The surety bond was issued on June 28, 2023, has a term of one year and is automatically renewable for successive one-year terms unless cancelled by the bank with 45 days' notice or cancelled by the surety bond provider. The Company expects that the restricted deposit will be held as security for the standby letter of credit for a period of greater than one year.

10. Line of Credit

The Company's primary bank account denominated in US dollars is linked to its Line of Credit such that funds deposited to the bank account reduce the outstanding balance on the Line of Credit. As at December 31, 2023 the Company's Line of Credit had a credit limit of up to $8,000,000 (March 31, 2023 - $8,000,000). The Line of Credit bears interest at the bank's US Base Rate (December 31, 2023 - 9.0% plus 2.0% margin, March 31, 2023 - 8.0% plus 1.5% margin).

The Line of Credit is secured by a general floating charge on the Company's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have provided personal guarantees for a total of $5,020,000. The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit, and the Line of Credit has one financial covenant, to maintain a current ratio greater than 1.2:1, for which the Company is in compliance as at December 31, 2023 and March 31, 2023. In addition, the availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable. As of December 31, 2023 the Company had a drawn balance of $7,686,591 (March 31, 2023 - $6,612,232) on the Line of Credit.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three and Nine Months Ended December 31, 2023 and 2022
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

11. Share Capital

Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued

During the nine months ended December 31, 2023 the Company issued a total of 71,429 shares from the exercise of stock options, and 188,819 shares through the Company's ATM. During the nine months ended December 31, 2022, the Company issued a total of 3,322 common shares from the exercise of stock options and 458,404 common shares through the Company's ATM. As at December 31, 2023 and March 31, 2023 the Company had no shares held in escrow. During the nine months ended December 31, 2023, and 2022 the Company recorded $14,904 and $86,005 respectively, in share issuance costs on its Consolidated Condensed Interim Statements of Changes in Equity in regards to the issuance of shares.

At the Market Offering

In September 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company for aggregate gross proceeds of up to US$20,000,000. The base shelf prospectus was filed in October 2021, and was effective for a period of 25 months until November 2023. The Company filed a new base shelf prospectus in January 2024.

The sale of common shares under the prospectus supplement was made through ATM distributions on the NASDAQ stock exchange. During the nine months ended December 31, 2023, the Company sold 188,819 common shares under the ATM program for gross proceeds of $520,892 before transaction fees. The ATM expired in November 2023 due to the expiry of the base shelf prospectus.

The Company incurred approximately $14,904 in professional fees and other direct expenses in connection with the ATM, which was included in share issuance costs for the nine months ended December 31, 2023 ($86,005 - December 31, 2022).

12. Stock options

The Company has two incentive stock option plans whereby it grants options to directors, officers, employees, and consultants of the Company, the 2023 Equity Incentive Plan (the "2023 Plan") which was adopted in order to grant awards to people in the United States, and the 2022 Equity Incentive Plan (the "2022 Plan").

2023 Plan

Effective February 21, 2023, GreenPower adopted the 2023 Plan which was approved by shareholders at our AGM on March 28, 2023 in order to grant stock options or non-stock option awards to people in the United States. Under the 2023 Plan GreenPower can issue stock options that are considered incentive stock options, which are stock options that qualify for certain favorable tax treatment under U.S. tax laws. Nonqualified stock options are stock options that are not incentive stock options.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three and Nine Months Ended December 31, 2023 and 2022
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

12. Stock options (continued)

The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code. Non-stock option awards mean a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards. No stock options have been issued under the 2023 Plan as at December 31, 2023.

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified on February 21, 2023, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,467,595. No performance-based awards have been issued as at December 31, 2023 or as at December 31, 2022. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

Stock Option Plans from Prior Periods

On May 14, 2019, the Company replaced the 2016 Plan with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years. On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 1,491,541 shares and which was subsequently further increased to allow up to 2,129,999 shares to be issued under the plan (the "2016 Plan"). Prior to the adoption of the 2016 Plan, the Company had adopted an incentive stock option plan (the "Plan"), whereby it could grant options to directors, officers, employees, and consultants of the Company.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three and Nine Months Ended December 31, 2023 and 2022
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

12.  Stock options (continued)

The Company had the following incentive stock options granted under the 2022 Plan, the 2019 Plan, and 2016 Plan that are issued and outstanding as at December 31, 2023:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2023	Granted	Exercised	or Expired	December 31, 2023
May 4, 2023	CDN	$3.50	57,144	-	(42,858)	(14,286)	-
November 30, 2023	CDN	$3.01	50,000	-	(15,000)	(35,000)	-
February 12, 2024	CDN	$3.50	71,787	-	(357)	-	71,430
January 30, 2025	CDN	$2.59	254,640	-	(10,714)	(5,714)	238,212
February 11, 2025	CDN	$8.32	50,000	-	-	-	50,000
July 3, 2025	CDN	$4.90	16,071	-	-	(1,072)	14,999
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.62	73,275	-	-	(8,825)	64,450
December 10, 2026	CDN	$16.45	553,500	-	-	(26,500)	527,000
July 4, 2027	CDN	$4.25	15,000	-	-	-	15,000
November 2, 2027	US	$2.46	10,000	-	-	-	10,000
February 14, 2028	CDN	$3.80	645,000	-	(2,500)	(5,000)	637,500
March 28, 2028	CDN	$2.85	100,000	-	-	(87,500)	12,500
Total outstanding			2,216,417	-	(71,429)	(183,897)	1,961,091
Total exercisable			1,265,128				1,412,103
Weighted Average
Exercise Price (CDN$)			$10.72	$-	$3.27	$5.73	$11.46
Weighted Average Remaining Life			3.4 years				2.8 years

As at December 31, 2023, there were 536,596 stock options available for issuance under the 2023 Plan and 2022 Plan, and 2,467,595 performance based awards available for issuance under the 2023 Plan and the 2022 Plan. During the nine months ended December 31, 2023:

• the Company issued 71,429 common shares pursuant to the exercise of stock options at a weighted average exercise price of CDN$3.27 per share for gross proceeds of CDN$233,652.

•  49,286 stock options exercisable at CDN$3.15 per share expired unexercised.

• 134,611 stock options exercisable at a weighted average share price of CDN$6.67 were forfeited.

• During the nine months ended December 31, 2023, the Company incurred share-based compensation expense with a measured fair value of $1,377,885 (December 31, 2022 - $3,177,449). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Profit and Loss.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three and Nine Months Ended December 31, 2023 and 2022
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

13. Deferred Revenue

The Company recorded Deferred Revenue of $10,727,291 for deposits received from customers for the sale of all-electric vehicles and parts which were not delivered as at December 31, 2023 (March 31, 2023 - $9,998,609).

	Nine months ended	Year ended
	December 31, 2023	March 31, 2023
Deferred Revenue, beginning balance	$9,998,609	$6,514,712
Additions to deferred revenue during the period	4,059,843	11,576,344
Deposits returned	(231,415)	(302,298)
Revenue recognized from deferred revenue	(3,099,746)	(7,790,149)

Deferred Revenue, end of period	$10,727,291	$9,998,609
Current portion of deferred revenue	$8,206,961	$8,059,769
Long term portion of deferred revenue	$2,520,330	1,938,840
Total	$10,727,291	$9,998,609

14. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, promissory note receivable, finance lease receivables, restricted deposit, line of credit, loans payable to related parties, term loan, accounts payable and accrued liabilities, other liabilities and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3: Inputs that are not based on observable market data

The fair value of the Company's financial instruments approximates their carrying value, unless otherwise noted.

The Company has exposure to the following financial instrument-related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, promissory note receivable, and on its finance lease receivables and restricted deposit. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

The Company's cash is comprised of cash bank balances. The Company's restricted deposit is an interest-bearing term deposit. Both cash and the restricted deposit are held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal credit risk on these assets. The Company assesses the credit risk of its account receivable and finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at December 31, 2023 three customers (December 31, 2022 - two) had accounts receivable balances that were more than 10% of the company's total accounts receivable balance, and collectively these customers represented 49.3% (December 31, 2022 - 53%) of the Company's accounts receivable balance. As at December 31, 2023 the Company recognized an allowance for credit losses against its accounts receivable of $329,743 and an allowance against Promissory Note Receivable of $131,089 (March 31, 2023 - $139,370 and nil) (Note 4).

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three and Nine Months Ended December 31, 2023 and 2022
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

14. Financial Instruments (continued)

During the three and nine months ended December 31, 2023 the Company recognized an impairment of $423,267 on finance leases. The impairment is related to a significant increase in credit risk associated with finance leases for five vehicles with one customer, and represents the lifetime expected credit loss on the finance lease receivable.

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern (Note 1). The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit (Note 10). The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At December 31, 2023, the Company was exposed to currency risk through the following financial assets and liabilities in Canadian Dollars:

Cash	$500,653
Accounts Receivable	$732,199
Sales tax receivable	$112,372
Prepaids and deposits	$-
Finance lease receivable	$69,636
Accounts payable and accrued liabilities	$(264,853)
Related party loan and interest payable	$(3,670,000)

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three and Nine Months Ended December 31, 2023 and 2022
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

14. Financial Instruments (continued)

The CDN/USD exchange rate as at December 31, 2023 was $0.7561 (March 31, 2023 - $0.7389). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $190,500 to net income/(loss).

15. Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Three Months Ended
	Dec 31, 2023	Dec 31, 2022

Salaries and Benefits (1)	$133,652	$194,782
Consulting fees (2)	129,560	85,000
Non-cash Options Vested (3)	127,231	260,625
Total	$390,443	$540,407

	For the Nine Months Ended
	Dec 31, 2023	Dec 31, 2022

Salaries and Benefits (1)	$422,609	$467,539
Consulting fees (2)	400,373	311,250
Non-cash Options Vested (3)	833,011	1,829,998
Total	$1,655,993	$2,608,787

1) Salaries and benefits incurred with directors and officers are included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, as well as Director's Fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three and Nine Months Ended December 31, 2023 and 2022
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

15. Related Party Transactions (continued)

Accounts payable and accrued liabilities at December 31, 2023 included $110,528 (March 31, 2023 - $208,215) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2023, the Company received loans totaling CAD$3,670,000 and US$25,000 from FWP Holdings LLC, a company that is beneficially owned by the CEO and Chairman of the Company, and CAD$250,000 was loaned to the Company from Countryman Investments Ltd., a company beneficially owned by a Director of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date.

During the nine months ended December 31, 2023 no additional related party loans were received by the Company, and the CAD $250,000 loan plus accrued interest from Countryman Investments Ltd. was repaid, and the US$25,000 loan from FWP Holdings LLC was repaid.

The remaining loans from FWP Holdings LLC matured on March 31, 2023, however the CAD $3,670,000 principal balance is outstanding as at December 31, 2023. During the nine months ended December 31, 2023, $247,414 of interest was expensed on related party loans (December 31, 2022 - $177,174). The Company has agreed to grant the lenders a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders.

A director of the Company, David Richardson, and the Company's CEO and Chairman Fraser Atkinson, have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit (Note 10).

16. Segmented information and supplemental cash flow disclosure

The Company operates in one reportable operating segment, being the manufacture and distribution of all-electric medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector.

The Company's revenues allocated by geography for the three months ended December 31, 2023 and 2022 are as follows:

	For the Three Months Ended
	December 31, 2023	December 31, 2022

United States of America	$6,914,740	$12,803,038
Canada	1,243,191	-

Total	$8,157,931	$12,803,038

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three and Nine Months Ended December 31, 2023 and 2022
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

16. Segmented Information and supplemental cash flow disclosure (continued)

The Company's revenues allocated by geography for the nine months ended December 31, 2023 and 2022 are as follows:

	For the Three Months Ended
	December 31, 2023	December 31, 2022

United States of America	$31,998,403	$24,221,834
Canada	2,128,546	169,768

Total	$34,178,949	$24,391,602

As at December 31, 2023 and March 31, 2023, over 95% of the Company's consolidated non-current assets, being property and equipment and right of use assets, are located in the United States.

The Company's cash payments of interest and taxes during the nine months ended December 31, 2023 and 2022 are as follows:

	For the nine months ended
	December 31, 2023	December 31, 2022
Interest paid	$516,646	$447,944
Taxes paid	$-	$-

The Company recognized other income of nil during the nine months ended December 31, 2023 and $72,867 during the nine months ended December 31, 2022 which was a gain on the sale of land that completed during the quarter ended December 31, 2022.

17. Term Loan and Deferred Benefit of Government Assistance

As part of the acquisition of Lion Truck Body Inc. that closed on July 7, 2022, the Company agreed to assume a term loan from the seller, with principal outstanding of approximately $1.5 million as at December 31, 2023, an interest rate of 3.75%, a maturity in May 2050, and fixed monthly payments. The carrying value of the term loan is determined by discounting the remaining payments at a market rate of interest. The carrying value of the term loan as at December 31, 2023 is $609,250 (March 31, 2023 - $610,218). The below market rate of interest on the loan represents the deferred benefit of government assistance, the carrying value of which is $672,611 as at December 31, 2023 (March 31, 2023 - $686,341).

18. Warranty Liability

The Company generally provides its customers with a base warranty on its vehicles including those covering brake systems, lower-level components, fleet defect provisions and battery-related components. The majority of warranties cover periods of five years, with some variation depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. This assessment relies on estimates and assumptions about expenditures on future warranty claims.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three and Nine Months Ended December 31, 2023 and 2022
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

18. Warranty Liability (continued)

Actual warranty disbursements are inherently uncertain, and differences may impact cash expenditures on these claims. It is expected that the Company will incur approximately $743,230 in warranty costs within the next twelve months, with disbursements for the remaining warranty liability incurred after this date. An accrual for expected future warranty expenditures is recognized in the period when the revenue is recognized from the associated vehicle sale and is expensed in Product Development Costs in the Company's Sales, general and administrative costs.

The following table summarizes changes in the warranty liability over the nine months ended December 31, 2023 and the year ended March 31, 2023:

	Nine Months Ended	Year Ended
	December 31, 2023	March 31, 2023

Opening balance	$2,077,749	$1,042,983
Warranty additions	1,173,779	1,375,673
Warranty disbursements	(697,615)	(339,349)
Warranty expiry	(147,108)	-
Foreign exchange translation	(277)	(1,557)
Total	$2,406,529	$2,077,749

Current portion	$743,230	$535,484
Long term portion	1,663,299	1,542,265
Total	$2,406,529	$2,077,749

19. Litigation and Legal Matters

The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at December 31, 2023.

In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at December 31, 2023.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three and Nine Months Ended December 31, 2023 and 2022
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

19. Litigation and Legal Matters (continued)

During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC's after a lease termination due to non-payment (Note 5). In addition, the Company repossessed 1 EV Star from the same customer due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary, and this matter has not been resolved as at December 31, 2023. The Company has not booked a provision for the claims or the counterclaim as it does not believe there is a remote or estimable material financial impact as at December 31, 2023.

20. Subsequent Events

On January 9, 2024, 14,286 common shares were issued at CAD$3.50 per share for gross proceeds of CAD$50,001 pursuant to the exercise of stock options.

On January 24, 2024 12,500 stock options exercisable at CAD$2.85 per share were forfeited.

During February 2024 the Company entered into a $5,000,000 revolving loan facility (the "Loan") from Export Development Canada ("EDC"). The Loan will be used to finance working capital investments to deliver all-electric vehicles to customers under purchase orders approved by EDC. The Loan allows advances over a 24-month period, has a term of 36 months, and bears interest at a floating rate of US Prime + 5% per annum. The Company has granted EDC a first and second ranking security interest over property of the Company and certain subsidiaries, and the Company and certain subsidiaries have provided Guarantees to EDC.